File No. 82-188
May 17, 2005




05008634

Office of International Corporate Finan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – 12g3-2(b) exemption

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Summary of Consolidated Financial Results for the First Quarter ended March 31, 2005(Unaudited)

2. Summary of Non-Consolidated Financial Results for the First Quarter ended March 31, 2005(Unaudited)

If you have any further questions or requests for additional information please do not hesitate to contact Koji Kodama at 011-813-5540-3430(telephone) or 011-813-5540-3530(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By K. Kodama
Name: Koji Kodama
Title: Group Leader
Finance Group

KIRIN BREWERY COMPANY, LIMITED

May 11, 2005

SUMMARY OF CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2005 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2005

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly consolidated statements of income, etc.

Application of US GAAP : None

Adoption of simple methods in accounting policies: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: Yes

Adoption of the new accounting standard, "The partial revision of the accounting standard for pension and retirement benefits"

Changes in scope of consolidation and application of equity method:

Consolidation : Increase 2 companies Decrease 3 companies

Equity method: Increase 1 company

2. Business results and financial positions for the first quarter of 2005
(January 1, 2005 - March 31, 2005)

[Unit: Japanese yen (¥)]

(1) Results of operations: (Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)
First quarter ended March 31,2005	311,431	(4.6)	4,413	(69.7)	5,115	(61.1)
First quarter ended March 31,2004	326,496	3.6	14,583	46.2	13,156	54.4
Year ended December 31, 2004	1,654,886		109,392		106,562	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
First quarter ended March 31,2005	987	(72.3)	1.03	—
First quarter ended March 31,2004	3,564	341.3	3.69	—
Year ended December 31, 2004	49,099		50.58	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2005, to those for the first quarter ended March 31, 2004.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
March 31, 2005	1,714,683	847,380	49.4	885.67
March 31, 2004	1,732,960	818,687	47.2	847.54
December 31, 2004	1,823,790	858,615	47.1	888.65

(3) Cash flows:

	Cash flows from operating activities (¥ millions)	Cash flows from investing activities (¥ millions)	Cash flows from financing activities (¥ millions)	Cash and cash equivalents at end of period (¥ millions)
First quarter ended March 31,2005	(30,295)	(36,616)	3,737	114,501
First quarter ended March 31,2004	(15,121)	(15,988)	16,804	115,755
Year ended December 31, 2004	127,963	(44,252)	(35,901)	177,257

3. Forecast of business results for the current fiscal year (January 1, 2005-December 31, 2005)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)
6 months ending June 30,2005	780,000	39,000	12,000
Year ending December 31, 2005	1,695,000	112,000	50,000

(Reference) Forecasted net income per share (Year ending December 31,2005) ¥51.51

Forecasted operating income (6 months ending June 30,2005) ¥38,000 millions

Forecasted operating income (Year ending December 31,2005) ¥111,000 millions

(Note) Forecast of business results stated above has not been changed from the forecast disclosed on February 18, 2005.

4. CONSOLIDATED RESULTS FOR THE FIRST QUARTER OF 2005

Consolidated sales for the first quarter of the fiscal year ending December 31, 2005 were ¥311.4 billion, 4.6% lower than in the previous comparable period. Consolidated operating income for the quarter was ¥4.4 billion, 69.7% lower than the previous first quarter period, consolidated ordinary income decreased 61.1% to ¥5.1 billion, and consolidated net income decreased 72.3% to ¥0.9 billion.

Alcohol Beverages Business

In our domestic alcohol beverages business, which forms the core of the Group's operations, we continued activities to strengthen our competitiveness in the rapidly changing market while focusing on boosting the value of the Kirin brand by providing high added-value products and proposals.

In beer, the category with the strongest impact on the value of the Kirin brand, a number of initiatives were undertaken. We continued to support sales of *Kirin Ichiban Shibori*—which last year had higher year-on-year sales volumes for the first time in ten years—through measures such as our food-based marketing campaign, helping the high-quality positioning of the product. In the high added-value chilled beer market, pioneered in Japan by Kirin, we took steps to further develop this market with the renewal of *Maroyaka Kobo* in March, as part of a product line up that includes *White Ale* and *Hojun*, which were released last year.

In *happo-shu*, a category that has become central in the household evening consumption market, we sought to reinforce the market leading position of the *Tanrei* brand by renewing the taste and packaging of the *Tanrei* series *Tanrei Nama*, *Tanrei Green Label* and *Tanrei Alpha*, supported by a large advertising and sampling campaign.

We have taken a number of initiatives to boost Kirin's dominance in the *chu-hi* market, including expansion of our unique product lineup with the launch in March of a new flavor *Hyoketsu Lychee*, and the introduction of six-pack sales of our lemon and grapefruit flavors for the convenience of bulk buying customers.

With *shochu* we sought to reinforce the market position of Kirin *Mugi Shochu Pure Blue*. In wines and spirits we focused on strengthening our core wine brands such as *Franzia*, the world's biggest selling wine brand[1] and *Café de Paris*.

In sales and marketing we were closely engaged in following up on the introduction of open pricing in January 2005, a move aimed at strengthening the industry and improving services to customers. Our subsidiary Kirin Communication Stage Co., Ltd, which handles product merchandizing in volume retailers, has from January 2005 also assumed responsibility for quality control at commercial premises nationwide, adding to Kirin Group's sales and proposal strengths.

In our overseas alcohol business, which we are pursuing mainly in Asia and Oceania with particular emphasis on China, initiatives have included the commencement of operations of Kirin (China) Investment Co., Ltd. to oversee business development in China, and the launch of *Kirin Chun Zhen Wei* beer by Zhuhai Kirin President Brewery Co., Ltd. using a first wort brewing method. Additionally, we further invested in SAN MIGUEL CORPORATION, strengthening the basis for Group synergies.

Sales in the alcohol beverages business decreased 8.9% to ¥188.7 billion compared with the same period of the previous year, and operating income decreased 74.2% to ¥2.0 billion.

Soft Drinks Business

In the soft drinks business, Kirin Group's core soft drink business Kirin Beverage Corporation worked to expand its operational arena and boost sales through growing core brands and adapting sales strategies to each region and type of outlet. Core brand *Nama-cha* underwent a comprehensive renewal in March 2005, supported by efforts across the company to capture a greater share of the green tea market. Other core Kirin brands such as *Kirin Fire Gold Rush* and *Kirin Amino Supli* also had their brand images refreshed. In the growing mineral water market we focused on strengthening the brand value of *Aklali-Ion-no-Mizu* and *Volvic*.

In manufacturing, we pursued further Group synergies with the start of soft drinks production in the Shiga plant in February 2005.

In overseas soft drinks operations Kirin has continued to develop new proposals in response to the growing diversification of consumer tastes in China, through initiatives such as the simultaneous launch in Japan and China of *Kirin Shanghai Reicha* (sold in China as Hua jan qing yuan).

Sales in the soft drinks business reached ¥73.4 billion, 1.1% higher than the previous first quarter period, while operating income decreased 81.6% to ¥0.5 billion.

Pharmaceuticals Business

Preparations have been completed for Kirin to commence full in-house sales of core products *ESPO*, a treatment for renal anemia, and *GRAN*, an agent used for leukocytopenia, following the end of a sales contract with Sankyo Co., Ltd. In March we established Kirin Pharmaceuticals Singapore Pte., Ltd. in Singapore, as a step in the creation of a business base for full-scale entry into the ASEAN market.

---

[1] Largest sales volume for a single brand, according to IMPACT DATA BANK 2004 EDITION

In R&D we have continued development of KRN321, a new-generation medicine for renal anemia, and KRN1493, a treatment for secondary hyperparathyroidism.

Sales in the pharmaceuticals business reached ¥12.5 billion, 2.2% lower than the same period of the previous year, while operating income decreased 29.9% to ¥1.6 billion.

Other Businesses
In the agribio business, we moved to strengthen our flower operations in China through a tie-up in March 2005 with the agriculture and biology school of Shanghai Jiao Tong University. Additionally, Flower Season Co., Ltd, whose products carry the name of the area and grower as part of their brand, introduced a *Sakurajima Chrysanthemum* from Kagoshima that brings the product line up to 12.

In nutrient foods, Kirin strengthened sales through *KW Lactobacillus*, a product jointly developed by Kirin and Koiwai Dairy Products Co., Ltd., and commercialized by group companies (for example under the *Kirin Noale* brand of Kirin Well-Foods Co., Ltd.).

In foods, the chilled products operations of Kirin Beverage Corporation have been merged with those of Koiwai Dairy Products with the aim of strengthening operating efficiencies and increasing the sales base.

Sales in other businesses reached ¥36.7 billion, 8.7% higher than the previous first quarter period, while operating income decreased 72.2% to ¥0.4 billion.

5. INFLUENCE OF SEASONAL FACTORS

Sales of Kirin Group's core alcohol beverages and soft drinks are subject to significant change with the seasons, as demand peaks in summer. Sales in the first quarter therefore tend to be lower than in other periods of the year.

6. CORPORATE GOVERNANCE STATUS

Fundamental Policies Concerning Corporate Governance
Kirin has positioned corporate governance as a key management priority. To this end, Kirin has undertaken a comprehensive reorganization of its management structure and implemented a series of initiatives. In April 2003, Kirin streamlined the structure of its Board of Directors, and established the Compensation Advisory Committee and the Appointment Advisory Committee. At the same time Kirin set up an advisory board, introduced an executive officer system and undertook a major review of the company's meetings structure and management framework. Under this new governance structure, Kirin is working to ensure increased transparency and efficiency in corporate management.

Implementation of corporate governance policies
(1) Corporate governance structure—decision-making, executive, oversight and administrative functions

- ① Corporate Structure
    - Kirin has adopted an auditor system

    - The Company's Board of Directors is comprised of 10 directors, including two external directors. Kirin maintains four auditors, including two external auditors

    - While the Company has adopted an auditor system, the Compensation Advisory Committee and the Appointment Advisory Committee have been established to deliberate matters relating to compensation and the appointment of directors, auditors and executive officers.

      The Compensation Advisory Committee comprises the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and reports to the Board in connection with the compensation of directors, auditors and executive officers on an objective and fair basis giving due consideration to the business environment, the Company's performance, appropriate compensation standards and individual performance.

      The Appointment Advisory Committee is comprised of the president, an external director and two other directors. The committee serves in an advisory capacity to the Board of Directors and provides to the Board a list of candidates for directors, auditors and executive officers. In addition, Kirin has established an Advisory Board, which reports to and supports the Board of Directors. The purpose and function of the Advisory Board is to garner the objective views and suggestions of a panel of diverse experts concerning major issues that confront the Company, with the aim of securing greater management transparency and quality. The Advisory Board is composed of four members: Hiroyuki Itami (Professor, Graduate School of Commerce and Management, Hitotsubashi University), Eiko Oya (critic), Akira Gemma (Advisor, Shiseido Co., Ltd.), Takeyoshi Takei (editorialist of Nihon Keizai Shimbun advisory committee).

    - Full-time staff are not provided to external directors. Together with internal directors, external directors are supported by the Secretary Section of the General Affairs Dept. Full-time staff are not provided to external auditors. Together with internal auditors, external auditors are supported by advisory staff to auditors.

    - Kirin introduced an executive officer system with the aim of promoting increased flexibility in the operating function. Of the Company's 10 directors, eight hold the position of executive officer concurrently. The

number of executive officers total 35 and is made up of the president, executive vice president, 12 managing executive officers and 21 executive officers.

The Domestic Alcohol Strategy Committee and the Management Strategy Committee are set as meeting bodies to deliberate important matters relating to the operating function. The Domestic Alcohol Strategy Committee deliberates on important matters relating to the domestic alcohol beverages business, and the Management Strategy Committee deliberates on important matters other than the domestic alcohol beverages business and matters relating to Group Headquarters operations. Both committees support the decision-making function of the president.

- The Board of Directors and the Board of Auditors oversee and audit the operating function. The Board of Directors makes decisions on important matters relating to the operating function and legal compliance, as well as oversees the operating function. The Board of Auditors formulates auditing policies and the role of each auditor. Guided by these policies, each auditor attends and audits the activities of directors in meetings of the Board of Directors and other meeting bodies such as the Domestic Alcohol Strategy Committee and the Management Strategy Committee.

- ② Internal Control Systems
  - Kirin's Managerial Audit Division fulfills an internal audit function. The division audits the operations of the Company to ensure they remain relevant and are performed in an efficient manner in accordance with annual audit guidelines and plans.

- ③ Risk Management Structure

  Kirin formulates risk management rules with the aim of reducing risk and minimizing the impact on its business and on society of any negative consequences arising from risks that eventuate into reality. Kirin has also established the Risk Management Committee to oversee matters relating to risk management (chaired by a managing director/managing executive officer). The Risk Management Committee, as well as identifying important risks, is also implementing the regular monitoring of risks in each division.

  Each division of Kirin is committed to taking the responsibility to implement measures that reinforce compliance and continually review and improve risk prevention policies. Furthermore, Kirin formulates compliance guidelines and these are provided to all staff as part of efforts to thoroughly diffuse compliant standards of behavior. Internal and external hotlines have been created allowing employees to report with a guarantee of anonymity.

(2) Transactions with related parties

External director Kenjiro Hata is a senior corporate advisor to Meiji Yasuda Life Insurance Company. External director Satoru Kishi is an advisor to The Bank of Tokyo-Mitsubishi, Ltd. External auditor Toyoshi Nakano is a senior corporate advisor to The Mitsubishi Trust and Banking Corporation. External auditor Teruo Ozaki is a certified public accountant.

Kirin conducts financial transactions with Meiji Yasuda Life Insurance Company, The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation. All of these transactions are routine and present no conflicts of interest for external directors or auditors as individuals.

(3) Efforts to Enhance Corporate Governance for the period April 2004 to March 2005

1. Board of Directors and Board of Auditors Meetings and Attendance

   The Board of Directors meets regularly twice a month and irregularly as necessary. The Board of Directors met 28 times during the 12 months to the end of March 2005, with a 73% attendance rate by external directors.

   The Board of Auditors meets once a month. In the 12 months to the end of March 2005 the Board of Auditors convened twelve times with a 100% attendance rate by external auditors.

2. Committee Meetings and Attendance

   The Compensation Advisory Committee met three times in the past twelve months, with 92% attendance at each meeting.

   The Appointment Advisory Committee met twice in the past twelve months, with 100% attendance at each meeting

3. Advisory Board Meetings and Attendance

   The Advisory Board met twice in the past twelve months, with 100% attendance at each meeting.

4. Other

   During fiscal 2004 no new committees were established and no changes were made to the framework of business execution, business oversight, internal control or risk management.

The following is a diagram of the Company's corporate governance structure.



Shareholder Meeting
Auditing Group
Internal Auditors
External Auditors
Auditing
Board of Directors
• Supreme group decision making body
• Oversees business and affairs of the corporation
President
Internal Directors
Executive Vice President
External Directors
Accounting Auditor
Auditing
Internal Audit Department
Internal Audit
Auditing
Operations
President
Executive Vice President
Managing Executive Officers
Executive Officers
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Appointment Advisory Committee
Proposes candidates for director, auditor and executive officer positions, and presents them to the Board of Directors
Advisory Board
Provides advice from an objective viewpoint regarding corporate management
Domestic Alcohol Strategy Committee
Considers key issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers key issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Note: Members comprise 10 board directors (including two external directors); four auditors (including two external auditors); 35 executive officers (including the president, vice president, 12 managing executive officers and 21 executive officers); four members of the Compensation Advisory Committee (including one external member); four members of the Appointment Advisory Committee (including one external member); and four Advisory Board members. Eight of the 10 directors hold the concurrent post of executive officers.

7. CORPORATE SOCIAL RESPONSIBILITY MEASURES

Kirin aims for the continued trust of society by making efforts to promote compliance, responsible drinking, and coexistence with the global environment. Kirin also examines its corporate activities to find a unique way to coexist with society. In March 2005 Kirin moved to strengthen its approach to CSR by establishing a CSR & Corporate Communication Division, responsible for the overall Groupwide pursuit and unification of CSR activities and communications with all stakeholders. A CSR Management Group was established within this division, with responsibility for establishing and overseeing basic CSR strategy. Planning is also underway for the establishment of a Group CSR Committee, comprising members of the CSR & Corporate Communication Division, other related divisions, and Group companies. The aim of this committee will be to facilitate the introduction of CSR strategies devised by the CSR Management Group into individual Group companies.

With regard to environmental measures, Kirin packages *Kirin Lager, Kirin Classic Lager* and other products in aTULC aluminum cans, which use fewer resources. Kirin is also taking steps to minimize even relatively small areas of potential waste in the marketing of beer and *happo-shu*, by encouraging outlets to continue both single can and six-pack sales. The Company is also expanding its initiatives nationwide to sustain water resources, and has recently formed a Biwa Lake Forestry Partnership in Shiga Prefecture. Amongst other activities, the Company's Standard of Corporate Behavior has been revised, compliance guidelines have been distributed to all employees, and the Company intranet has been used for employee training. In terms of food safety, Kirin continues to improve its quality management system.
Kirin also promotes interaction with local communities, primarily those near its plants, and continues to support sports activities through its sponsorship of Japan's national soccer team and Olympic national teams. As part of its support for the "culture of beer," Kirin is following its research into recreating the beer of ancient Egypt with research into that from medieval gruit beer.

8. BUSINESS RISKS

Outlined below are the main risks faced by Kirin in its business activities that have been identified as having the potential to have a significant impact on the decisions of investors. Information is also presented with regard to matters that are not necessarily risk factors, with the aim of ensuring active disclosure of information to investors. Based on an awareness and understanding of these risks, Kirin takes measures to prevent and reduce risks, and to respond appropriately in the case that any such risks eventuate, as outlined in section 6 (1), ③ above.
The risk items outlined below are those identified by the Company as of March 31, 2005.

(1) Domestic markets and economic trends
Most of Kirin Group's Alcohol Beverages division operates in Japan. This business could therefore be significantly affected by domestic economic conditions and consumer trends with regard to alcohol beverages.
Furthermore, the declining birth rate and aging population profile in Japan could lead to a weakening of the alcohol beverages and soft drinks markets.

(2) Increased taxes on alcoholic beverages
Alcohol consumption in Japan could decline if increased taxes on alcohol beverages resulted in higher prices.

(3) Changes in regulatory environment regarding alcohol beverages
In order for the Kirin Group to fulfill its social responsibility as a manufacturer and vendor of alcohol products, advertising and publicity is conducted in accordance with strict voluntary standards. However, international standards in respect of the sale of alcohol products are under consideration by groups such as the World Health Organization. In the long term Kirin faces the risk that sales of alcohol beverages could decline if guidelines were implemented that were significantly stricter than currently envisaged.

(4) Risk in the pharmaceutical business
The pharmaceutical industry has in recent years undergone considerable restructuring through alliances and mergers. This restructuring, along with the decline in relative scale of the Group's pharmaceutical businesses, could negatively impact our performance in the pharmaceutical business. Revisions to laws, and stricter regulations, could also be disadvantageous to Kirin. The potential occurrence of unforeseen side effects from our Company's pharmaceutical products poses a further risk to our business.

(5) Risk in overseas businesses
The Kirin Group has overseas operations focusing on Asia and Oceania. Risks associated with these operations include those outlined below. We take measures to ameliorate these risks but these risks may affect our business to a greater extent than we forecast.

- Revisions to tax systems and laws and stricter regulations that have an adverse effect on our company
- Occurrence of unforeseeable political, economic or social events
- Political or social factors such as the outbreak of war or terrorist activity, SARS or avian influenza epidemics
- Earthquakes and other natural disasters
- Currency fluctuations outside the forecast range

(6) Weather and natural disasters
Kirin Group's alcohol beverages or soft drinks businesses may be adversely affected by weather patterns such as unusually cold summers or extensive typhoons. Furthermore, earthquakes and natural disasters on a large scale could damage facilities, resulting in production levels falling short of requirements.

(7) Food safety
Kirin Group is continually strengthening its strict food quality management system. The entire Group is cooperating in the implementation of quality tests in order to offer customers 'safety in food'. However, in recent years, BSE and avian influenza epidemics have threatened food safety. If quality control problems occur that are beyond the scope of our anticipatory measures, Kirin's financial position and business performance could be adversely affected.

(8) Accidents at outsourced manufacturers
Some of Kirin Group's products are produced by external manufacturers, and some products are imported. The quality of such goods is expected to be uniformly high, but the risk remains that our business could be adversely affected by quality problems at outside manufacturers or from imported goods.

(9) Environmental issues
Kirin Group currently complies with all laws regarding waste disposal and sanitation, and is thoroughly involved in manifesto management. Kirin also strictly complies with various environment laws concerning the atmosphere, water quality, noise pollution, vibrations, soil contamination and land subsidence, and other matters relating to industrial waste. However, revisions to relevant laws and regulations may necessitate additional capital expenditure, raising costs and negatively impacting Kirin's financial situation and business performance.

(10) Information leaks
Kirin Group has formulated information security policies, is implementing internal training programs and is making every effort to protect data on individuals. However, risks such as those from hacking and document falsification remain. Furthermore, computer viruses could temporarily damage the company's computer systems, adversely impacting Kirin's financial position and business performance.

(11) Effects of legal restrictions
When carrying out our business the Kirin Group abides by domestic liquor tax laws, food sanitation laws and drug legislation. Furthermore, in each country in which the Group is present we comply with local laws. If such laws change, or if new, unforeseen laws or regulations are introduced, Group activities may be curtailed, adversely impacting Kirin's financial position and business performance.

(12) Litigation risks
Kirin Group has an internal business control structure and is putting efforts into strengthening compliance management as

part of measures to ensure that Kirin Group does not violate statutes and regulations when carrying out its business. However, in the course of our business in Japan and overseas, there is a possibility that litigation will be brought against the Group or its employees for real or supposed infringements of product liability, intellectual property or other laws. Either directly as a result of legal proceedings or as the result of the loss of trust from customers resulting from such proceedings there is a risk that Kirin's financial situation and business performance could be negatively affected.

(13) Increase in the price of raw materials
Some of the main raw materials that Kirin Group uses are liable to changes in price depending on market conditions. Based on increases in the price of raw materials, manufacturing costs may also rise, adversely impacting Kirin's financial position and business performance.

(14) Changes in value of assets
Kirin's financial position and business performance could be adversely affected if the value of land, negotiable securities or other assets decreased significantly in value.

(15) Retirement liabilities
Liabilities and expenses for employees' retirement are calculated on an actuarial basis based on certain assumptions including discount rates and expected returns on pension assets. Actual outcomes could differ from these assumptions or these assumptions could change, adversely impacting Kirin's financial position and business performance.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At March 31,2005 Amount	Percentage over total assets	At March 31,2004 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2004 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	118,329		119,162		(833)	183,501	
Notes and accounts receivable, trade	204,529		210,481		(5,952)	292,708	
Marketable securities	800		1,392		(592)	800	
Inventories	99,488		98,670		818	83,296	
Other	64,640		59,097		5,543	65,030	
Allowance for doubtful accounts	(4,352)		(3,665)		(687)	(4,489)	
Total Current Assets	483,435	28.2	485,139	28.0	(1,704)	620,848	34.0
Fixed Assets							
Property, plant and equipment							
Buildings and structures	188,567		183,977		4,590	190,537	
Machinery, equipment and vehicles	165,732		182,545		(16,813)	165,881	
Land	154,530		166,623		(12,093)	154,474	
Construction in progress	42,057		39,022		3,035	33,567	
Other	42,067		45,039		(2,972)	41,819	
Total	592,955	34.6	617,207	35.6	(24,252)	586,279	32.2
Intangible Assets							
Consolidation differences	39,517		42,566		(3,049)	40,275	
Other	92,704		107,231		(14,527)	94,669	
Total	132,221	7.7	149,798	8.6	(17,577)	134,945	7.4
Investments and Other Assets							
Investment securities	392,671		381,945		10,726	372,095	
Life insurance investments	36,591		35,700		891	36,491	
Other	80,736		68,419		12,317	77,065	
Allowance for doubtful accounts	(3,928)		(5,250)		1,322	(3,935)	
Total	506,070	29.5	480,814	27.8	25,256	481,716	26.4
Total Fixed Assets	1,231,248	71.8	1,247,821	72.0	(16,573)	1,202,941	66.0
TOTAL ASSETS	1,714,683	100.0	1,732,960	100.0	(18,277)	1,823,790	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	At March 31,2005		At March 31,2004		Increase (Decrease)	At December 31, 2004	
	Amount	Percentage over total assets	Amount	Percentage over total assets	Amount	Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes and accounts payable, trade	94,564		91,144		3,420	111,418	
Short-term loans payable	42,465		39,682		2,783	24,882	
Liquor taxes payable	55,801		61,346		(5,545)	117,066	
Income taxes payable	2,239		8,083		(5,844)	13,523	
Accrued expenses	69,611		62,397		7,214	78,656	
Deposits received	40,442		50,584		(10,142)	51,176	
Other	41,859		53,453		(11,594)	46,124	
Total Current Liabilities	346,985	20.2	366,692	21.2	(19,707)	442,847	24.3
Long-term Liabilities							
Bonds	171,814		170,846		968	171,564	
Long-term debt	69,404		97,936		(28,532)	67,119	
Employees' pension and retirement benefits	71,576		79,482		(7,906)	73,227	
Other reserves	14,583		14,227		356	14,711	
Deposits received	72,008		72,521		(513)	73,374	
Other	44,259		35,186		9,073	43,471	
Total Long-term Liabilities	443,646	25.9	470,200	27.1	(26,554)	443,469	24.3
TOTAL LIABILITIES	790,631	46.1	836,892	48.3	(46,261)	886,317	48.6
MINORITY INTERESTS	76,671	4.5	77,380	4.5	(709)	78,857	4.3
Common stock	102,045	6.0	102,045	5.9	—	102,045	5.6
Capital surplus	70,987	4.1	70,868	4.1	119	70,984	3.9
Retained earnings	682,280	39.8	648,590	37.4	33,690	687,905	37.7
Land revaluation difference	(4,713)	(0.3)	(1,669)	(0.1)	(3,044)	(4,713)	(0.2)
Net unrealized holding gains on securities	51,547	3.0	47,665	2.7	3,882	52,463	2.9
Foreign currency translation adjustments	(30,199)	(1.8)	(34,492)	(2.0)	4,293	(35,614)	(2.0)
Treasury stock	(24,568)	(1.4)	(14,321)	(0.8)	(10,247)	(14,456)	(0.8)
TOTAL SHAREHOLDERS' EQUITY	847,380	49.4	818,687	47.2	28,693	858,615	47.1
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	1,714,683	100.0	1,732,960	100.0	(18,277)	1,823,790	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31, 2005		First quarter ended March 31, 2004		Increase (Decrease)	Year ended December 31, 2004	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	311,431	100.0	326,496	100.0	(15,065)	1,654,886	100.0
Cost of sales	187,467	60.2	199,079	61.0	(11,612)	1,008,049	60.9
Gross profit	123,963	39.8	127,417	39.0	(3,454)	646,836	39.1
Selling, general and administrative expenses	119,549	38.4	112,834	34.6	6,715	537,444	32.5
Operating income	4,413	1.4	14,583	4.5	(10,170)	109,392	6.6
Non-operating income							
Interest income	173		163		10	750	
Dividend income	693		626		67	3,341	
Equity in earnings of affiliates	1,653		199		1,454	5,112	
Rental income	584		330		254	1,621	
Other	831		612		219	3,209	
Total	3,937	1.3	1,932	0.6	2,005	14,034	0.8
Non-operating expenses							
Interest expense	2,273		2,543		(270)	10,221	
Other	961		815		146	6,642	
Total	3,235	1.0	3,359	1.0	(124)	16,864	1.0
Ordinary income	5,115	1.6	13,156	4.0	(8,041)	106,562	6.4
Special income							
Gain on sale of fixed assets	75		277		(202)	1,766	
Reversal of allowance for doubtful accounts	165		338		(173)	331	
Gain on sale of investment securities	325		280		78	319	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	—		—		—	26,162	
Gain on sale of shares of subsidiaries and affiliates	33		—		—	8,333	
Total	598	0.2	895	0.3	(297)	36,913	2.2
Special expenses							
Loss on disposal of fixed assets	503		515		(12)	5,743	
Loss on sale of fixed assets	35		16		19	251	
Loss on impairment	—		—		—	12,419	
Loss on devaluation of investment securities	—		—		—	1,150	
Loss on sale of investment securities	—		4		(4)	17	
Business restructuring expense	463		—		463	912	
Loss on devaluation of fixed assets of foreign subsidiaries	—		—		—	12,962	
Total	1,002	0.3	536	0.2	466	33,458	2.0
Income before income taxes and minority interests	4,710	1.5	13,515	4.1	(8,805)	110,018	6.6
Income taxes	2,047	0.7	7,762	2.4	(5,715)	53,256	3.2
Minority interests	1,675	0.5	2,188	0.7	(513)	7,662	0.5
Net income	987	0.3	3,564	1.1	(2,577)	49,099	3.0

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	First quarter ended March 31, 2005	First quarter ended March 31, 2004	Increase (Decrease)	Year ended December 31, 2004
Cash flows from operating activities				
Income before income taxes and minority interests	4,710	13,515	(8,805)	110,018
Depreciation and amortization	16,500	16,912	(412)	74,059
Increase (decrease) in reserves	(1,447)	(5,934)	4,487	12,892
Interest and dividend income	(867)	(789)	(78)	(4,091)
Interest expense	2,273	2,543	(270)	10,221
Decrease (increase) in notes and accounts receivable , trade	87,245	73,440	13,805	(2,662)
Decrease (increase) in inventories	(15,873)	(9,037)	(6,836)	6,283
Increase (decrease) in notes and accounts payable , trade	(16,140)	(17,114)	974	3,964
Increase (decrease) in liquor taxes payable	(61,304)	(55,897)	(5,407)	(173)
Other	(32,366)	(11,340)	(21,026)	(31,466)
Sub-total	(17,268)	6,298	(23,566)	179,046
Interest and dividend received	1,553	944	609	6,284
Interest paid	(2,461)	(2,650)	189	(9,967)
Income taxes paid	(12,118)	(19,713)	7,595	(47,399)
Net cash provided by (used in) operating activities	(30,295)	(15,121)	(15,174)	127,963
Cash flows from investing activities				
Payment for purchases of property, plant, equipment and intangible assets	(15,778)	(18,461)	2,683	(69,020)
Proceeds from sale of property, plant and equipment	231	449	(218)	5,261
Payment for purchase of marketable securities and investment securities	(24,823)	(1,229)	(23,594)	(2,758)
Proceeds from sales and redemption of marketable securities and investment securities	362	1,276	(914)	18,170
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	7,674	—	7,674	810
Other	(4,283)	1,976	(6,259)	3,283
Net cash used in investing activities	(36,616)	(15,988)	(20,628)	(44,252)
Cash flows from financing activities				
Increase (decrease) in loans	22,810	24,947	(2,137)	(16,112)
Payment for purchase of treasury stock	(10,121)	(137)	(9,984)	(785)
Proceeds from sale of treasury stock	11	—	11	432
Cash dividends paid	(5,308)	(4,472)	(836)	(12,088)
Cash dividends paid to minority shareholders	(3,845)	(3,595)	(250)	(7,187)
Other	189	63	126	(159)
Net cash provided by (used in) financing activities	3,737	16,804	(13,067)	(35,901)
Effect of exchange rate fluctuation on cash and cash equivalents	420	83	337	(424)
Net increase (decrease) in cash and cash equivalents	(62,755)	(14,222)	(48,533)	47,385
Cash and cash equivalents at beginning of year	177,257	129,978	47,279	129,978
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year	—	—	—	(105)
Cash and cash equivalents at end of period	114,501	115,755	(1,254)	177,257

(SEGMENT INFORMATION)

Business segment information

(¥ millions)

	First quarter ended March 31,2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	188,701	73,429	12,599	36,700	311,431	—	311,431
Inter-segment	995	30	—	18,971	19,997	(19,997)	—
Total sales	189,696	73,460	12,599	55,672	331,428	(19,997)	311,431
Operating expenses	187,638	72,917	10,988	55,193	326,738	(19,720)	307,017
Operating income	2,057	542	1,610	478	4,689	(276)	4,413

Types and nature of products are considered in classification of business segments. Main products of sales by segment are as follows;

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*happo-shu*), whiskey, spirits, wine etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

(¥ millions)

	First quarter ended March 31, 2004						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
Sales							
Unaffiliated customers	207,223	72,619	12,885	33,767	326,496	—	326,496
Inter-segment	617	110	—	18,892	19,620	(19,620)	—
Total sales	207,841	72,729	12,885	52,660	346,117	(19,620)	326,496
Operating expenses	199,868	69,791	10,589	50,943	331,192	(19,279)	311,913
Operating income	7,972	2,938	2,296	1,717	14,924	(341)	14,583

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the first quarter ended March 31, 2005 classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	185,720	(5.8)
Soft drinks	26,228	(10.9)
Pharmaceuticals	15,929	7.9
Other	15,532	28.4
Total	243,411	(4.0)

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the first quarter ended March 31, 2005 classified by the type of business segment was as follows.

The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract *manufacture in "Alcohol beverages" and "Soft drinks" segments and inspection machines and others in "Other" segment.*

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcohol beverages	155	33.2	—	—
Soft drinks	290	6.5	—	—
Pharmaceuticals	—	—	—	—
Other	4,833	162.5	1,904	488.2
Total	5,279	136.7	1,904	488.2

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the first quarter ended March 31, 2005 classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcohol beverages	188,701	(8.9)
Soft drinks	73,429	1.1
Pharmaceuticals	12,599	(2.2)
Other	36,700	8.6
Total	311,431	(4.6)

(Note) The consumption taxes are not included in the above amounts.

Supplementary Documents

to the

Consolidated Financial Results

as of, and for the first quarter ended

March 31, 2005

Contents

KIRIN BREWERY COMPANY, LIMITED

May 11, 2005

Consolidated

1. Profit Breakdown for the 1st quarter (Actual)

(¥ billions)

Item	2005 1st quarter Actual	2004 1st quarter Actual	Increase (Decrease)
Sales	**311.4**	**326.4**	**(15.0)**
Decrease in Operating income of other subsidiaries			(0.1)
Decrease in Operating income of Kirin Beverage			(2.1)
Decrease in Operating income of Parent Company			(7.9)
Decrease in Operating income	**4.4**	**14.5**	**(10.1)**
Equity in earnings of affiliates, net			1.5
Increase of Non-operating income, net of Non-operating expenses of Parent Company			0.3
Increase of Non-operating income, net of Non-operating expenses of Kirin Beverage			0.2
Increase of Non-operating income, net of Non-operating expenses of other subsidiaries			0.1
Decrease in Ordinary income	**5.1**	**13.1**	**(8.0)**
Increase of Special income, net of Special expenses and Income taxes of Parent Company			2.7
Decrease of Minority Interests			0.5
Increase of Special income, net of Special expenses and Income taxes of other subsidiaries			2.2
Increase of Special income, net of special expenses and Income taxes of Kirin Beverage			0
Decrease in Net income	**0.9**	**3.5**	**(2.6)**

KIRIN BREWERY COMPANY, LIMITED

May 11, 2005

SUMMARY OF NON-CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2005 (UNAUDITED)

(English Translation)

Fiscal year ending December 31, 2005

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Kensuke Suzuki, General Manager, Corporate Communications & IR Group, CSR & Corporate Communications Division Telephone: 81- 3- 5540- 3450 from overseas

1. Items pertaining to preparation of quarterly non-consolidated statements of income, etc

Application of US GAAP: None

Adoption of simple methods in accounting policies: Yes

The estimated effective tax rate is applied for the computation of income taxes

Change in accounting policies: Yes

Adoption of the new accounting standard, "The partial revision of the accounting standard for pension and retirement benefits"

2. Business results and financial positions for the first quarter of 2005 (January 1, 2005 - March 31, 2005)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
First quarter ended March 31,2005	158,850	(10.9)	(5,586)	—	540	(93.4)
First quarter ended March 31,2004	178,343	1.1	2,426	817.2	8,189	35.7
Year ended December 31, 2004	956,969		52,945		66,797	

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)
First quarter ended March 31,2005	469	(91.3)	0.49	—
First quarter ended March 31,2004	5,377	56.7	5.57	—
Year ended December 31, 2004	40,485		41.76	—

Notes: Percentage change means the ratio of increase or decrease in each item of business results for the first quarter ended March 31, 2005, to those for the first quarter ended March 31, 2004.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
March 31, 2005	1,318,023	758,904	57.6	793.19
March 31, 2004	1,279,798	743,033	58.1	769.06
December 31, 2004	1,417,778	776,356	54.8	803.60

3. Forecast of business results for the current fiscal year (January 1, 2005-December 31, 2005)

	Sales (¥ millions)	Ordinary income (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2005	435,000	27,000	15,000	7.00	—	—
Year ending December 31, 2005	968,000	70,000	41,000	—	7.00	14.00

(Reference) Forecasted net income per share (Year ending December 31,2005) ¥42.31

Forecasted operating income (6 months ending June 30, 2005) ¥15,000 millions

Forecasted operating income (Year ending December 31, 2005) ¥55,000 millions

(Note) Forecast of business results stated above has not been changed from the forecast disclosed on February 18, 2005.

NON-CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	At March 31, 2005 Amount	Percentage over total assets	At March 31, 2004 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2004 Amount	Percentage over total assets
Current Assets		%		%			%
Cash	104,022		79,644		24,378	158,611	
Notes receivable, trade	389		408		(19)	931	
Accounts receivable, trade	109,375		117,773		(8,398)	187,002	
Marketable securities	—		51		(51)	—	
Inventories	39,069		39,942		(873)	29,907	
Other	49,704		28,567		21,137	44,070	
Allowance for doubtful accounts	(3,419)		(2,650)		(769)	(3,539)	
Total Current Assets	299,142	22.7	263,737	20.6	35,405	416,985	29.4
Fixed Assets							
Property, plant and equipment							
Buildings	119,722		111,586		8,136	121,610	
Machinery and equipment	104,032		114,542		(10,510)	107,712	
Land	99,618		110,981		(11,363)	99,618	
Construction in progress	24,203		31,096		(6,893)	17,160	
Other	27,178		26,716		462	27,755	
Total	374,755	28.4	394,922	30.9	(20,167)	373,857	26.4
Intangible Assets	4,787	0.4	5,658	0.4	(871)	4,983	0.3
Investments and Other Assets							
Investment securities	249,940		258,619		(8,679)	251,236	
Investments in subsidiaries and affiliates (capital stock)	278,400		263,649		14,751	262,163	
Life insurance investments	36,535		35,658		877	36,447	
Other	79,053		62,454		16,599	76,680	
Allowance for doubtful accounts	(4,591)		(4,902)		311	(4,575)	
Total	639,338	48.5	615,479	48.1	23,859	621,952	43.9
Total Fixed Assets	1,018,881	77.3	1,016,060	79.4	2,821	1,000,793	70.6
TOTAL ASSETS	1,318,023	100.0	1,279,798	100.0	38,225	1,417,778	100.0

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	At March 31, 2005 Amount	Percentage over total assets	At March 31, 2004 Amount	Percentage over total assets	Increase (Decrease) Amount	At December 31, 2004 Amount	Percentage over total assets
Current Liabilities		%		%			%
Notes payable, trade	713		4,780		(4,067)	780	
Accounts payable, trade	24,819		23,681		1,138	28,973	
Short-term loans payable	90,461		41,969		48,492	74,383	
Liquor taxes payable	51,362		57,082		(5,720)	112,058	
Income taxes payable	903		3,522		(2,619)	6,541	
Accrued expenses	29,207		28,966		241	37,292	
Deposits received	38,055		48,860		(10,805)	48,858	
Other	27,137		26,098		1,039	33,961	
Total Current Liabilities	262,662	19.9	234,961	18.3	27,701	342,851	24.1
Long-term Liabilities							
Bonds	110,000		110,000		—	110,000	
Long-term debt	26,105		27,000		(895)	26,055	
Employees' pension and retirement benefits	60,656		70,500		(9,844)	62,199	
Other reserves	5,776		5,431		345	5,737	
Deposits received	61,961		62,607		(646)	63,270	
Other	31,956		26,263		5,693	31,308	
Total Long-term Liabilities	296,456	22.5	301,803	23.6	(5,347)	298,570	21.1
TOTAL LIABILITIES	559,118	42.4	536,764	41.9	22,354	641,422	45.2
Common stock	102,045	7.7	102,045	8.0	—	102,045	7.2
Capital surplus							
Additional paid-in capital	70,868		70,868		—	70,868	
Other	119		—		119	116	
Total Capital Surplus	70,987	5.4	70,868	5.5	119	70,984	5.0
Retained earnings							
Legal earnings reserve	25,511		25,511		—	25,511	
Voluntary reserve	490,540		465,149		25,391	465,149	
Unappropriated retained earnings	43,377		46,361		(2,984)	75,188	
Total Retained earnings	559,428	42.5	537,021	42.0	22,407	565,849	39.9
Net unrealized holding gains on securities	51,010	3.9	47,221	3.7	3,789	51,932	3.7
Treasury Stock	(24,567)	(1.9)	(14,123)	(1.1)	(10,444)	(14,455)	(1.0)
TOTAL SHAREHOLDERS' EQUITY	758,904	57.6	743,033	58.1	15,871	776,356	54.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,318,023	100.0	1,279,798	100.0	38,225	1,417,778	100.0

NON-CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	First quarter ended March 31, 2005		First quarter ended March 31, 2004		Increase (Decrease)	Year ended December 31, 2004	
	Amount	Percentage over sales	Amount	Percentage over sales	Amount	Amount	Percentage over sales
		%		%			%
Sales	158,850	100.0	178,343	100.0	(19,493)	956,969	100.0
Cost of sales	110,869	69.8	125,343	70.3	(14,474)	662,179	69.2
Gross profit	47,981	30.2	53,000	29.7	(5,019)	294,789	30.8
Selling, general and administrative expenses	53,567	33.7	50,573	28.4	2,994	241,844	25.3
Operating income	(5,586)	(3.5)	2,426	1.4	(8,012)	52,945	5.5
Non-operating income							
Interest income	160		129		31	681	
Dividend income	5,589		5,498		91	13,807	
Other	1,527		1,134		393	5,242	
Total	7,277	4.6	6,762	3.8	515	19,731	2.1
Non-operating expenses							
Interest expense	493		493		0	2,181	
Other	657		506		151	3,697	
Total	1,151	0.7	1,000	0.6	151	5,879	0.6
Ordinary income	540	0.3	8,189	4.6	(7,649)	66,797	7.0
Special income							
Gain on sale of investment securities	325		280		45	296	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	—		—		—	26,162	
Other	188		567		(379)	1,506	
Total	513	0.3	847	0.5	(334)	27,965	2.9
Special expenses	103	0.1	459	0.3	(356)	18,345	1.9
Income before income taxes	949	0.6	8,577	4.8	(7,628)	76,417	8.0
Income taxes	480	0.3	3,200	1.8	(2,720)	35,932	3.8
Net income	469	0.3	5,377	3.0	(4,908)	40,485	4.2
Retained earnings brought forward from the prior fiscal year	42,907		40,983		1,924	40,983	
Dividends (interim)	—		—		—	6,280	
Unappropriated retained earnings	43,377		46,361		(2,984)	75,188	

Supplementary Documents

to the

Non-consolidated Financial Results

as of, and for the first quarter ended

March 31, 2005

Contents

KIRIN BREWERY COMPANY, LIMITED

May 11, 2005

Non-consolidated

1. Profit Breakdown for the 1st quarter (Actual)

(¥ billions)

Item	2005 1st quarter Actual	2004 1st quarter Actual	Increase (Decrease)	Reference
Sales	**158.8**	**178.3**	**(19.5)**	
Decrease of labour cost			1.1	
Decrease of factory expenses			0.6	
Decrease of operating cost of alcohol beverages			0.4	Decrease of travel expense 0.1, Decrease of correspondence fee 0.1,etc
Decrease of depreciation			0.3	
Other			(0.9)	
Decrease of marginal profit of Pharmaceutical business			(0.2)	
Raw materials cost of alcohol beverages			(0.4)	Price increase of Hyoketsu raw materials (0.1), etc.
General management cost			(0.6)	Increase of R&D cost (0.5), etc.
Increase of selling cost			(2.5)	Increase of sales promotion and advertising cost (2.7), etc.
Decrease of marginal profit of alcohol beverages			(5.7)	
Decrease in Operating income	**(5.5)**	**2.4**	**(7.9)**	
Increase of Non-operating income, net of Non-operating expense			0.3	Increase of financial profit, net 0.1, etc.
Decrease in Ordinary income	**0.5**	**8.1**	**(7.6)**	
Decrease of Income taxes			2.8	
Increase of Special expenses, net of Special income			(0.1)	
Decrease in Net income	**0.4**	**5.3**	**(4.9)**	